UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alteva, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

936750108
(CUSIP Number)

Peter Gottlieb, President
North Star Investment Management Corporation
20 N. Wacker Drive
Suite 1416
Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	936750108

1.	Names of Reporting Persons. North Star Investment Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 477,032
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 477,032
	10.	Shared Dispositive Power 133,980
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 611,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.2%
14.	Type of Reporting Person (See Instructions) IA

The Reporting Person, North Star Investment Management Corporation, filed a Statement on Schedule 13D dated December 17, 2014 (the “Schedule 13D”), to report its beneficial ownership of shares of common stock of Alteva, Inc. The Reporting Person is filing this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) solely to report an increase in the number of shares of such stock which it is deemed to beneficially own.

Item 1	Security and Issuer

This Amendment No. 1 relates to shares of Common Stock, par value $.01 per share (the “Common Stock”), of Alteva, Inc., a New York corporation (the “Issuer”), which were purchased by investment advisory clients of the Reporting Person (the “Shares”). The principal executive offices of the Issuer are located at 401 Market Street, Philadelphia, PA 19106.

Item 2	Identity and Background

As previously reported, the Reporting Person, a Delaware corporation, is a registered investment advisor which is wholly-owned by North Star Financial Services Corp. The Reporting Person provides investment advisory services to public mutual and private investment funds (“Funds”) and accounts held by corporations, individuals and others (the “Separately Managed Accounts”).

Item 3	Source and Amount of Funds or Other Consideration

The Shares purchased on behalf of the respective Funds were purchased with monies obtained by the Funds through capital contributions from investors in the Funds. The Shares purchased on behalf of the Separately Managed Accounts were purchased with personal funds of the account holders.

The total amount of funds used by the Reporting Person’s advisory clients to purchase the Shares reported herein is $5,198,694.15.

Item 5	Interest in Securities of the Issuer

(a)           The Reporting Person is the beneficial owner of a total of 611,012 Shares, representing approximately 10.2% of the shares of the Common Stock outstanding (based on 6,000,731 shares of Common Stock outstanding on August 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015). None of the persons named in Item 2 other than the Reporting Person beneficially own any of the securities reported herein.

(b)           The Reporting Person has sole voting and dispositive power over the 477,032 Shares held, in the aggregate, by the Funds and has shared dispositive power over the 133,980 Shares held in the Separately Managed Accounts.

(c)           Certain information regarding transactions in shares of the Common Stock effected by the Reporting Person within the last 60 days is set forth in Schedule 1 to this Amendment No. 1.

(d)           Not applicable.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

August 28, 2015

North Star Investment Management Corporation

By:	/s/ Peter Gottlieb
Name: Peter Gottlieb
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

The following table sets forth all transactions that were effected during the past sixty (60) days in shares of Common Stock by the Reporting Person. Each transaction was effected in the open market through a broker-dealer.

Transaction Date	Type of Transaction	Number of Shares	Amount	Price
6/30/2015	Purchase	5,000	$35,450.50	$7.09
7/29/2015	Transfer in	600	--	--
8/17/2015	Purchase	300	$915	$3.05
8/18/2015	Purchase	625	$1,968.75	$3.15
8/19/2015	Purchase	4,000	$12,622.40	$3.16
8/24/2015	Purchase	1,589	$5,607.10	$3.53
8/25/2015	Purchase	3,486	$12,375.30	$3.55